Exhibit 99.1

JA Solar Announces First Quarter 2012 Results

SHANGHAI, June 5, 2012 — JA Solar Holdings Co., Ltd., (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•                Shipments were 366 MW, above the high end of the Company’s previous guidance of 350 MW and a decrease of 8.1% from the fourth quarter of 2011

•                Net revenue was RMB 1.6 billion ($254.4 million), compared to RMB 1.95 billion ($309.0 million) in the fourth quarter of 2011

•                Gross margin, including provisions for potential countervailing and anti-dumping duties totaling $2.9 million, was 2.1%, compared to gross margin of 0.5% in the fourth quarter of 2011

•                Operating loss was RMB 159.1 million ($25.3 million), compared to operating loss of RMB 487.6 million ($77.4 million) in the fourth quarter of 2011

•                Net loss was RMB 250.9 million ($39.8 million) and loss per diluted ADS was RMB 1.28 ($0.20), compared to loss per diluted ADS of RMB 2.45  ($0.39) in the fourth quarter of 2011

•                Operating cash flow was RMB 114.8 million ($18.2 million), compared to RMB 545.3 million ($86.6 million) in the fourth quarter of 2011

•                Cash and cash equivalents at the end of the quarter were RMB 4.3 billion ($676.2 million), compared to RMB 3.9 billion ($617.6 million) at the end of the fourth quarter of 2011

Dr. Peng Fang, CEO of JA Solar, commented, “Despite the seasonal impact of the Chinese New Year holiday, we achieved shipments of 366 MW in the first quarter, above the high end of our previous guidance. Our results for the first quarter demonstrate the effectiveness of our strategy to ensure JA Solar’s long-term sustainability through the current volatile market environment. Through prudent balance sheet management, we recorded positive operating cash flow of RMB 114.8 million. With industry-wide overcapacity continuing, we nevertheless recorded positive gross margin and positive EBITDA. This enabled us to maintain a relatively healthy balance sheet — one of the strongest in the industry — which gives customers and financial institutions confidence in JA Solar as a long-term partner. Across the industry, we have seen a shift where customers are seeking quality suppliers who can demonstrate both financial and technological strength. Going forward, we expect that JA Solar will increasingly benefit from this trend, as we build our presence in key markets and grow demand for our high-efficiency products.

“Demand for our cells and modules remains strong. In Germany and Italy, sales in the first quarter were above our expectations. In both markets we see a trend towards rooftop installations, to which JA Solar’s high-efficiency product offerings are ideally suited. In the first quarter we also focused on expansion into promising new markets such as Japan, India and the Middle East. We expect that Japan, for example, will be an important market for JA Solar. Few suppliers can meet Japanese customers’ rigorous standards for product quality and reliability, and our continued growth in this market is a testament to the superiority of our offering. We now have a local sales team on the ground, which is working to build out our fruitful relationships with Japanese customers, and we expect to record meaningful shipments to Japan in the coming quarters. In China, we have carefully nurtured strong partnerships with some of the leading project developers and EPCs and we expect shipments to Chinese customers to increase substantially in 2012.

“While we are disappointed by the U.S. Department of Commerce’s preliminary decision on anti-dumping duties last month, since last year we have worked to ensure that JA Solar is relatively insulated from the impact of this ruling. The majority of our products sold in the U.S. market in the first quarter contained cells produced by our partners outside of mainland China. Therefore, our exposure to potential government tariffs is relatively small and we believe that JA Solar is significantly less exposed than our peers. We estimate that less than 10 MW of the products we shipped to the U.S. in Q1 will be subject to tariffs if the provisional ruling is ratified, and we have recorded a related provision of approximately $2.9 million in the first quarter.

“Globally, we have seen that both potential and existing customers are increasingly relying on strong and dependable Tier One suppliers. I’m therefore confident that JA Solar’s strong balance sheet, prudent cash management strategy, and high-quality product offerings that are well suited to changing industry demands, position us for long-term success.”

First Quarter 2012 Financial Results

Total shipments in the first quarter of 2012 were 366 MW, above the high end of the Company’s previously provided guidance of 320 MW to 350 MW. This represents an 8.1% decline from 398 MW in the fourth quarter of 2011 and an 18.9% decrease from 451 MW in the first quarter of 2011.

Revenue in the first quarter of 2012 was RMB 1.6 billion ($254.4 million), a decrease of 17.7% from RMB 1.95 billion ($309.0 million) reported in the fourth quarter of 2011 and a decrease of 56.0% from RMB 3.6 billion ($578.5 million) reported in the first quarter of 2011.

Gross profit in the first quarter of 2012 was RMB 33.2 million ($5.3 million), compared with a gross profit of RMB 9.1 million ($1.4 million) in the fourth quarter of 2011 and gross profit of RMB 630.3 million ($100.1 million) in the first quarter of 2011. Gross margin, including provisions for potential countervailing and anti-dumping duties, was 2.1% in the first quarter of 2012, compared with 0.5% in the fourth quarter of 2011 and 17.3% in the first quarter of 2011. Excluding the provisions for potential countervailing and anti-dumping duties, gross margin would have been 3.2% in the first quarter of 2012.

Total operating expenses in the first quarter of 2012, were RMB 192.4 million ($30.5 million), compared with RMB 496.7 million ($78.9 million) in the fourth quarter of 2011 and RMB 85.0 million ($13.5 million) in the first quarter of 2011. The decrease in total operating expenses quarter over quarter was primarily due to a long-lived asset impairment loss of RMB 303.1 million ($48.1 million) recorded in the fourth quarter of 2011.

Operating loss in the first quarter of 2012 was RMB 159.1 million ($25.3 million), compared with an operating loss of RMB 487.6 million ($77.4 million) in the fourth quarter of 2011 and operating income of RMB 545.4 million ($86.6 million) in the first quarter of 2011. Operating margin was negative 9.9% in the first quarter of 2012, compared with negative 25.1% in the fourth quarter of 2011 and a positive operating margin of 15.0% in the first quarter of 2011.

Other income in the first quarter of 2012 was RMB 32.1 million ($5.1 million), compared with other income of RMB 208.9 million ($33.2 million) in the fourth quarter of 2011 and other income of RMB 54.4 million ($8.6 million) in the first quarter of 2011.

Loss per diluted ADS in the first quarter of 2012 was RMB 1.28 ($0.20), compared with loss per diluted ADS of RMB 2.45 ($0.39) in the fourth quarter of 2011 and earnings per diluted ADS of RMB 2.68 ($0.43) in the first quarter of 2011.

In the first quarter of 2012, the Company generated operating cash flow of RMB 114.8 million ($18.2 million).

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 4.3 billion ($676.2 million), and total working capital of RMB 3.7 billion ($591.9 million) at March 31, 2012. Total short-term bank borrowings were RMB 968.3 million ($153.8 million). Total long-term bank borrowings were RMB 4.4 billion ($697.9 million), among which RMB 1.4 billion ($226.0 million) were due in one year. The total face value of outstanding convertible bonds due 2013 was RMB 1.4 billion ($220.7 million) at March 31, 2012.

Business Outlook

For the second quarter of 2012, the Company expects total cell and module shipments to be between 420 MW and 440 MW. The Company’s full year guidance of 1.8 GW to 2 GW remains unchanged.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, June 5, 2012, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-718-354-1231 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is JA Solar. A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8235-5000 (international) or +1-718-354-1232 (U.S.). The passcode for the replay is 83573982.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2012, which was RMB 6.2975 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 30, 2012, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Mar. 31, 2011	Dec. 31, 2011	Mar. 31, 2012	Mar. 31, 2012
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,643,363	1,945,724	1,602,219	254,421
Cost of sales	(3,013,024)	(1,936,616)	(1,568,983)	(249,144)
Gross profit	630,339	9,108	33,236	5,277
Selling, general and administrative expenses	(73,046)	(170,084)	(170,010)	(26,996)
Impairment loss for property, plant and equipment	0	(303,068)	0	0
Research and development expenses	(11,936)	(23,550)	(22,365)	(3,551)
Total operating expenses	(84,982)	(496,702)	(192,375)	(30,547)
Income/(loss) from operations	545,357	(487,594)	(159,139)	(25,270)
Interest expense	(63,444)	(117,492)	(123,091)	(19,546)
Other income	54,386	208,915	32,116	5,100
Income/(loss) before income taxes	536,299	(396,171)	(250,114)	(39,716)
Income tax (expenses)/benefit	(73,872)	(33,478)	(786)	(125)
Income/(loss) from continuing operations	462,427	(429,649)	(250,900)	(39,841)
Income from discontinued operations	7,753	0	0	0
Net income/(loss)	470,180	(429,649)	(250,900)	(39,841)

Income/(loss) per share from continuing operations:
Basic	2.82	(2.45)	(1.28)	(0.20)
Diluted	2.63	(2.45)	(1.28)	(0.20)

Income per share from discontinued operations:
Basic	0.05	0	0	0
Diluted	0.05	0	0	0

Net income/(loss) per share:
Basic	2.87	(2.45)	(1.28)	(0.20)
Diluted	2.68	(2.45)	(1.28)	(0.20)

Weighted average number of shares outstanding:
Basic	163,669,777	175,522,534	195,706,103	195,706,103
Diluted	172,190,352	175,522,534	195,706,103	195,706,103

Comprehensive income / (loss):
Net Income/(loss)	470,180	(429,649)	(250,900)	(39,841)
Foreign currency translation adjustments, net of tax	(1,648)	2,058	(284)	(45)
Cash flow hedging loss, net of tax	(16,084)	(15,201)	(11,755)	(1,867)
Other comprehensive loss	(17,732)	(13,143)	(12,039)	(1,912)
Comprehensive income/(loss)	452,448	(442,792)	(262,939)	(41,753)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Mar. 31,
	2011	2012	2012
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,889,092	4,258,372	676,200
Restricted cash	88,632	94,114	14,945
Accounts receivable	1,244,904	1,453,955	230,878
Inventories	730,635	1,192,755	189,401
Advances to suppliers	435,657	489,084	77,663
Other current assets	1,320,202	1,102,725	175,106
Total current assets	7,709,122	8,591,005	1,364,193
Property and equipment, net	5,099,208	5,120,215	813,055
Advances to suppliers	1,452,920	1,382,744	219,570
Long-term investment	94,411	90,843	14,425
Deferred issuance cost	67,531	56,659	8,997
Other long term assets	312,407	309,989	49,224
Total assets	14,735,599	15,551,455	2,469,464
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	529,906	968,312	153,761
Accounts payable	725,093	1,381,303	219,341
Advances from customers	320,277	223,057	35,420
Notes payables	—	11,887	1,888
Long term liabilities due in one year	885,000	1,423,000	225,963
Accrued and other liabilities	865,012	856,078	135,939
Total current liabilities	3,325,288	4,863,637	772,312
Convertible Bond	1,238,485	1,256,939	199,593
Long-term borrowings	3,461,916	2,972,297	471,981
Other long term liabilities	161,241	162,306	25,773
Total liabilities	8,186,930	9,255,179	1,469,659
Commitment and Contingencies
Shareholders’ equity	6,548,669	6,296,276	999,805
Total liabilities and shareholders’ equity	14,735,599	15,551,455	2,469,464